Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
                              (Registration File No. 333-137980)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Set forth below is the text of additional “frequently asked questions” made available to employees of the Microwave Communications Division of Harris Corporation via intranet on October 16, 2006.
Topic: Harris Stratex Networks, Inc.
October 16, 2006
MCD Employee FAQs

This document is in response to questions received since the last FAQ document was published. Questions that have the same general answer have been combined. Please keep in mind that until closing, we are under a number of constraints and cannot speculate on answers to some questions. Also note that any questions answered in previous MCD Employee FAQs are not repeated here.
After this week’s questions, look for a series of updates focused on integration topics on which we can provide specific information. Please continue to send in your questions, as we will publish future FAQs as we are able.
Benefits

A number of specific questions were asked about benefits, including long and short term disability, HR contacts, vacation time buy-back, severance policies and educational assistance. Several of the questions asked about the timing of the closing in relation to the upcoming open enrollment period.
The HR Integration Team is aware of the timing issues involved and plans to address them and provide information at the appropriate time. The team is currently working on creating the benefits plan for the new company. We have retained Towers-Perrin as the consultant on plan design and, in the U.S., are currently collecting RFP responses from health care providers. We have a timeline of plan development milestones that we are adhering to and will communicate benefits information as soon as possible.
Leadership and Organization

What are the roles, responsibilities and reporting teams of CEO Guy Campbell and COO Tom Waechter?
The CEO oversees all corporate functions and directs the organization to ensure the attainment of revenue and profit goals and maximum return on invested capital. The CEO oversees finance, legal, HR, investor relations and corporate communications, engineering, product line management and technology functions.
The COO directs the organization to ensure the attainment of revenue and profit goals, and participates with the CEO in formulating current and long-range plans, objectives and policies. The COO oversees sales, services, operations, supply chain, product marketing, and quality and customer satisfaction.

Product Line

Currently, for units we produce, we use certain numbers assigned by standard organizations such as the IEEE (Ethernet MAC addresses), IANA (Harris ethertypes and enterprise numbers) and Telcordia (CLEI codes). Do we need to keep these numbers for existing and future product lines?
The present intent is to keep the numbers for our existing product lines. This will be confirmed when the integration team completes their analysis. That analysis will also address future needs.
Additional information and where to find it
These Frequently Asked Questions are for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks’ stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the transaction when it becomes available.
SOURCE: Harris Corporation